UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-37796

INFRASTRUCTURE AND ENERGY
ALTERNATIVES INC.

(Exact name of registrant as specified in its charter)

2647 Waterfront Parkway East Drive #100

Indianapolis, IN 46214

(765) 828-2580

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, consisting of one share of Common Stock, par value $0.0001 per share, and one
Warrant to purchase one-half of one share of Common Stock

(Title of each class of securities covered by this Form)

Common Stock, par value $0.0001 per share

Warrants, each to purchase one-half of one share of Common Stock

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Units: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Infrastructure and Energy Alternatives Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INFRASTRUCTURE & ENERGY ALTERNATIVES, INC.

Date:	April 3, 2018	By:	/s/ Andrew Layman
Name: Andrew Layman
Title: Chief Financial Officer